SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION l5(d) OF THE SECURITIES EXCHANGE ACT OF l934

For the fiscal year ended December 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 0-16350

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

WPP plc

27 Farm Street

London, United Kingdom, W1J5RJ

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

*	All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Participants and Plan Administrator of the

Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011, and the changes in net assets available for benefits for the year ended December 31, 2012, in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules appearing on pages twelve and thirteen of this report are presented for the purpose of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. These supplemental schedules are the responsibility of the Plan’s management. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/S/ BENCIVENGA WARD & COMPANY, CPA’s, P.C.

Valhalla, New York

June 26, 2013

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

DECEMBER 31, 2012 AND 2011

	2012	2011
ASSETS:
Investments, at fair value	$201,441,554	$182,046,014

Receivables:
Participant contributions	564,099	494,336
Notes receivable from participants	2,848,343	3,014,349

Total receivables	3,412,442	3,508,685

Total Assets	204,853,996	185,554,699

NET ASSETS AVAILABLE FOR BENEFITS, AT FAIR VALUE	204,853,996	185,554,699

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(960,894)	(1,100,584)

NET ASSETS AVAILABLE FOR BENEFITS	$203,893,102	$184,454,115

See accompanying notes to the financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(k) PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

FOR THE YEAR ENDED DECEMBER 31, 2012

ADDITIONS:

CONTRIBUTIONS-

Participant contributions	$16,504,851
Rollover contributions	1,625,121
Employer contributions	52,878

Total Contributions	18,182,850

INVESTMENT INCOME-

Interest and dividend income	5,107,261
Net appreciation in fair value of investments	19,713,607

Total Investment Income	24,820,868

Interest income on notes receivable from participants	118,567

Total Additions	43,122,285

DEDUCTIONS:

Benefits paid to participants	19,045,224
Net asset transfers out	4,448,833
Other expenses	189,241

Total Deductions	23,683,298

INCREASE IN NET ASSETS	19,438,987

NET ASSETS AVAILABLE FOR BENEFITS:

Beginning of year	184,454,115

End of year	$203,893,102

See accompanying notes to the financial statements.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	PLAN DESCRIPTION

The following description of the Ogilvy & Mather Profit Sharing Retirement and 401(k) Plan (the “Plan”), as amended and restated effective January 1, 2011, is provided for general information purposes only. Participants should refer to the Plan document for more complete information.

General - The Plan is a defined contribution plan sponsored by The Ogilvy Group, Inc. (the “Company”), a wholly-owned subsidiary of WPP plc. The Plan covers all full-time, part-time and eligible temporary employees of The Ogilvy Group, Inc., A. Eicoff & Company, Inc., Ogilvy Public Relations Worldwide Inc., Soho Square Public Relations, Inc., Feinstein Kean Partners-Canada Ltd., Soho Square, Inc., Shire Health International Inc. and 141 Worldwide Boomerang Inc. (collectively the “Companies”).

Effective December 31, 2010, the Ogilvy Public Relations Worldwide 401(k) Plan (“OPR 401(k) Plan”) merged into the Plan. All participant account balances in the OPR 401(k) Plan were transferred into the Plan on the first business day of January 2011.

Mercer HR Services, LLC, is the recordkeeper and Trustee of the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”).

Eligibility - All employees are eligible to participate in the Plan, except employees who are: (a) covered by collective bargaining agreements, unless otherwise stipulated in such collective bargaining agreements, (b) leased employees and, (c) experiential field employees. Employees who are determined to be temporary, part-time or contingent employees are eligible to participate on the first day of the month coinciding with, or next following, the completion of one year of service, as defined. All other employees are eligible to participate on the first day of the month coinciding with, or next, following the one-month anniversary of the employee’s employment commencement date, as defined.

Contributions - All employer contributions to the Plan are made at the discretion of the management of the Companies. There were no employer contributions for 2012 with the exception of a one-time Qualified Non-Elective Contribution of $52,878. Participants may elect to make 401(k) contributions in an amount from 1% to 50% of their eligible compensation in any calendar year. These contributions constitute salary reductions and are subject to tax deferral under the Internal Revenue Code (“IRC”). In addition, effective January 1, 2006, participants may make Roth elective deferrals to their account. Participants direct the investment of their contributions into various investment options offered by the Plan. A separate account is maintained by the Trustee for each participant to record the participant’s contribution, the employer contributions and employee rollover contributions.

Effective September 1, 2005, eligible employees are automatically enrolled in the Plan at a deferral rate of 3% of their eligible compensation, unless the employee elects prior to his or her date of Plan participation either not to defer compensation or to defer a larger or smaller percentage of compensation. Such election must be made in writing or via telephone or internet access to the Company’s Benefits Department.

The maximum 401(k) contribution as established by the Internal Revenue Service (“IRS”) for the year ended December 31, 2012 was $17,000. In addition, participants who have attained the age of 50 before the close of the Plan year, may make catch-up contributions in accordance with the IRC. The maximum amount of catch-up contributions for the year ended December 31, 2012 was $5,500.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	PLAN DESCRIPTION – (continued)

Vesting - All participants, other than those transferred from the OPR 401(k) Plan (“OPR Participants”), are fully vested in their accounts at all times. Elective employee 401(k) contributions and earnings thereon are always fully vested. Participants are also fully vested in their Roth elective deferrals.

OPR Participants, whose accounts include prior employer contributions that were transferred into the Plan, vest in those contributions as follows:

Years of Vesting Service	Vested Percentage
1 but less than 2	0%
2 but less than 3	20%
3 but less than 4	40%
4 but less than 5	60%
5 or more	100%
On or after 65th birthday, disabled or death	100%

Participant Accounts - Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the allocation of company discretionary contributions and Plan earnings, and charged with withdrawals and an allocation of Plan losses and administrative expenses. Allocations are based on participant earnings or account balances, as defined.

The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account. The Company’s contributions, if any, are allocated to each participant provided the participant is employed by one of the Companies at the end of the Plan year.

Investments - Participants direct the investment of their contributions and Company contributions into various investment options offered by the Plan. The Plan offers a number of mutual funds, a family of target retirement funds, a common collective trust fund and the WPP Stock Fund, which invests in American Depositary Shares (“ADSs”) of WPP plc (“WPP plc ADSs”).

Plan Administration - The Plan is administered by the Retirement Plan Committee, which was established by the Board of Directors of the Company to serve in such capacity.

Payment of Benefits - Plan participants or beneficiaries, including domestic partners, are eligible to receive a benefit payment equal to their vested account balance upon termination of employment, retirement, or death, as stipulated in the Plan document. Benefits are paid in a single lump-sum payment, subject to certain restrictions as defined in the Plan. All distributions under the Plan are made in cash, except to the extent that the participant has an investment in the WPP Stock Fund and elects to have such portion of the participant’s account distributed in WPP plc ADSs held in the WPP Stock Fund. The Plan was amended in 2004 to allow for in-service age 59  1/2 and in-service rollover withdrawals.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

1.	PLAN DESCRIPTION – (continued)

Payment of Benefits (continued) - The Retirement Plan Committee may permit an eligible employee, as defined, to withdraw all or a portion of a participant’s account balance upon the next valuation date upon hardship subject to certain provisions in the Plan. Hardships are defined in the Plan document as certain medical expenses, purchase of a primary residence, payment of certain tuition and education fees, and to prevent eviction from their primary residence. Effective January 1, 2006, hardships also include certain payments for burial and funeral expenses and damages to a principal residence as defined by the IRC. A participant receiving a hardship withdrawal may not make employee contributions to any plans maintained by the Company or any affiliate for a period of six months.

Notes Receivable From Participants - Eligible employees can request a Plan loan. Only two personal loans and one residential loan can be outstanding at any time. The minimum loan is $1,000 and the total of all loans may not exceed 50% of the eligible employee’s vested account balance up to a maximum of $50,000. Loan repayment and interest rates are determined at the discretion of the Retirement Plan Committee, which are generally five and fifteen years for personal and residential loans, respectively. The loans are secured by the balance in the participant’s account and bear interest at rates commensurate with local prevailing rates as determined quarterly by the Plan Administrator. Principal and interest are paid ratable through payroll deductions.

Upon termination of employment, a participant can: (a) pay-off the entire outstanding loan balance, (b) transfer the loan to a successor employer qualified retirement plan as part of an eligible rollover distribution, or (c) elect to continue repayment in a form or manner determined by the Retirement Plan Committee, subject to the provisions of the Plan. An eligible employee who takes an approved unpaid leave of absence, as defined in the Plan, may discontinue payments on the loan for a period of absence up to 12 months. Upon a return to employment, the eligible employee must repay the missed payments within the original loan term. At December 31, 2012, interest rates ranged from 4.25% to 9.25% for outstanding loans.

Forfeited Accounts - At December 31, 2012 and 2011, forfeited non-vested amounts totaled $126,546 and $123,940, respectively. These amounts will be used to reduce future employer contributions or pay administrative expenses under the Plan.

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting - The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America (“GAAP”).

Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The Statements of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

2.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES – (continued)

Investment Valuation and Income Recognition - Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 3 for discussion of fair value measurements. Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis. Dividends are recorded on the ex-dividend date. Net appreciation/depreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Notes Receivable from Participants - Notes receivable from participants are measured at their unpaid principal balance plus any accrued but unpaid interest. Delinquent notes receivable from participants are recorded as a distribution based upon the terms of the plan document.

Recent Accounting Pronouncements - In May 2011, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and International Financial Reporting Standards (ASU 2011-04). ASU 2011-04 was issued to provide a consistent definition of fair value and common requirements for measurement of, and disclosure about, fair value between U.S. GAAP and International Financial Reporting Standards. It also expands the disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This pronouncement was effective for periods beginning after December 15, 2011. The adoption of this pronouncement did not have a material impact on the Plan’s financial statements.

Use of Estimates - The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes therein, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

Fully Benefit-Responsive Investment Contracts - The Plan invests in the Putnam Stable Value Fund (“Fund”), which includes fully benefit-responsive investments stated at fair value. Contract value is equal to principal balance plus accrued interest. There are no reserves against contract value for credit risk of the contract issuer or otherwise. The average yield and crediting interest rates for the Fund were 2.36% and 2.02%, respectively, for 2012 and 3.11% and 3.23%, respectively, for 2011. The crediting interest rate is based on a formula agreed upon with the issuer. Certain events limit the ability of the Plan to transact at contract value with the issuer. The Company does not believe that the occurrence of any event limiting the Plan’s ability to transact at contract value with participants is probable.

Administrative Expenses - Administrative expenses of the Plan are paid by the Plan, as provided for in the Plan document, to the extent not paid by the Company. Brokerage fees are included in the cost of investments when purchased and deducted from the proceeds when investments are sold.

Payment of Benefits - Benefit payments to participants are recorded upon distribution.

Subsequent Events - The Plan’s management evaluated subsequent events through June 26, 2013, the date the financial statements were available to be issued, and no additional disclosures were required.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS

The framework for measuring fair value provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy under FASB ASC 820 are described as follows: Level 1 inputs consist of unadjusted quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access; Level 2 inputs include quoted prices for similar assets or liabilities in active markets, quoted prices in markets that are not active or other inputs that are derived principally from, or corroborated by, observable market data by correlation or other means. If the asset or liability has a specific (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability. Level 3 inputs are unobservable and significant to the fair value measurement. These inputs are supported by little or no market activity and require significant management judgment or estimation.

The asset or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for assets measured at fair value. There have been no changes in the methodologies used at December 31, 2012 and 2011.

Level 1 Fair Value Measurements -

The fair value of the mutual funds and the WPP Stock Fund is based on quoted net asset value of the shares held by the Plan at year-end.

Level 2 Fair Value Measurements -

The Putnam Stable Value Fund (the “Fund”) is a common collective trust that invests primarily in traditional, security-backed, and synthetic guaranteed investment contracts. The Fund may also invest in high-quality money market instruments or other short-term investments. The investment objective of the Fund is to provide a competitive yield with minimal market-related risk. The Fund is valued at fair market value based on the fair value of the underlying assets and includes an adjustment in the statements of net assets available for benefits to present these investments at contract value. Participant-directed redemptions at contract value ordinarily have no restrictions; nevertheless, certain events, such as premature termination of the contract by the Plan, or termination of the Plan, can limit the Plan’s ability to transact at contract value with the Trust. In those events, the amounts withdrawn may be payable at fair value rather than contract value. However, based upon experience to date, the Plan Administrator does not believe that such events are probable of occurring. Investment contracts may have elements of risk due to lack of a secondary market and resale restrictions, which may result in the inability of the Trust to sell a contract at a fair price and may substantially delay sale of contracts that the Trust seeks to sell.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

3.	FAIR VALUE MEASUREMENTS – (continued)

The following tables set forth by level, within the fair value hierarchy, the Plan’s assets at fair value as of December 31, 2012 and 2011.

	Assets at Fair Value as of December 31, 2012
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$15,844,100	$—	$—	$15,844,100
Growth funds	50,347,038	—	—	50,347,038
Balanced funds	17,398,684	—	—	17,398,684
Index fund	13,194,259	—	—	13,194,259
International funds	18,264,024	—	—	18,264,024
Target funds	46,636,519	—	—	46,636,519
Common collective trust	—	32,057,799	—	32,057,799
Cash	9,868	—	—	9,868
WPP Stock Fund	7,689,263	—	—	7,689,263

Total assets at fair value	$169,383,755	$32,057,799	$—	$201,441,554

	Assets at Fair Value as of December 31, 2011
	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)	Total
Mutual funds:
Bond funds	$14,489,488	$—	$—	$14,489,488
Growth funds	49,309,486	—	—	49,309,486
Balanced funds	15,811,952	—	—	15,811,952
Index fund	11,717,513	—	—	11,717,513
International funds	16,369,689	—	—	16,369,689
Target funds	35,201,107	—	—	35,201,107
Common collective trust	—	33,470,711	—	33,470,711
WPP Stock Fund	5,676,068	—	—	5,676,068

Total assets at fair value	$148,575,303	$33,470,711	$—	$182,046,014

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

4.	INVESTMENTS

The Plan’s investments that represented five percent or more of the Plan’s net assets available for benefits as of December 31, 2012 and 2011 are as follows:

	December 31, 2012		December 31, 2011
Description of Investment	Shares	$ Value	Shares	$ Value
Putnam Stable Value Fund	31,096,904.750	32,057,799	32,370,118.580	33,470,711
Mainstay Large Cap Growth Fund	2,867,058.897	22,879,130	*	*
PIMCO Total Return Fund	1,361,365.373	15,301,747	1,302,981.708	14,163,411
Royce Pennsylvania Mutual Fund	1,164,935.175	13,396,755	1,198,430.796	12,895,115
Vanguard Institutional Index Fund	101,089.942	13,194,259	101,855.993	11,717,513
Capital World Growth and Income Fund	277,049.876	10,306,255	*	*
The Growth Fund of America	*	*	843,005.817	24,211,127

*	This investment did not represent 5% or more of the Plan’s net assets available for benefits at December 31, 2012 or 2011.

During the year ended December 31, 2012, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated in value by $19,713,607 as follows:

Investment Category
Mutual funds	$17,464,859
WPP Stock Fund	2,248,748

Net appreciation of investments	$19,713,607

5.	FEDERAL INCOME TAX STATUS

The IRS has determined and informed the Company by a letter dated December 11, 2009 that the Plan is in compliance with the applicable requirements of the IRC. Although the Plan has been amended since receiving the determination letter, the Plan Administrator believes that the Plan is designed and is currently being operated in compliance with the applicable requirements of the IRC and, therefore, believes that the Plan is qualified. The Plan has filed an application for an updated determination letter in January 2011.

U.S. GAAP requires Plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

NOTES TO FINANCIAL STATEMENTS

AS OF DECEMBER 31, 2012 AND 2011 AND FOR THE YEAR ENDED DECEMBER 31, 2012

6.	PARTY-IN-INTEREST TRANSACTIONS

The Plan provides participants the option to invest in the WPP Stock Fund, a party-in-interest. At December 31, 2012 the Plan held 105,477 WPP plc ADSs in the WPP Stock Fund, valued at $7,689,263, and at December 31, 2011 the Plan held 108,674 WPP Group plc ADSs in the WPP Stock Fund valued at $5,676,068.

These transactions qualify as exempt party-in-interest transactions. There have been no known prohibited transactions with parties-in-interest.

7.	PLAN TERMINATION

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants would become 100 percent vested in the Company contribution portion of their account.

8.	RISKS AND UNCERTAINTIES

The Plan provides for investments in various investment securities. Investment securities are exposed to various risks, such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the financial statements.

9.	NET ASSET TRANSFERS

During 2012, net assets of $4,448,833, representing participant account balances of Ogilvy CommonHealthworld LLC, were transferred out to the Savings and Investment Plan, which is a tax qualified retirement plan sponsored by an affiliate of the Plan sponsor.

10.	RECONCILIATION OF FINANCIAL STATEMENTS TO FORM 5500

The following is a reconciliation of net assets available for benefits per the financial statements at December 31, 2012, and 2011, to the IRS Form 5500:

	2012	2011
Net assets available for benefits per financial statements	$203,893,102	$184,454,115
Deemed loans	(198,564)	(188,215)

Net assets available for benefits per IRS Form 5500	$203,694,538	$184,265,900

* * * * * *

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

Form 5500, Schedule H, line 4i

Schedule of Assets (Held at End of Year)

December 31, 2012

EIN 13-2555496, PN 001

		(c) Description of Investment,
		Including Maturity Date, Rate			(e)
	(b) Identity of Issue, Borrower,	of Interest, Collateral, Par	(d)		Current
(a)	Lessor or Similar Party	or Maturity Value	Cost		Value
	Common Collective Trust:
	Putnam Stable Value Fund	Common Collective Trust	*	*	$32,057,799

	Mutual Funds:
	Capital World Growth and Income Fund	Mutual Fund	*	*	10,306,255
	Fidelity Contra Fund	Mutual Fund	*	*	7,554,154
	Harbor International Fund	Mutual Fund	*	*	7,576,926
	JP Morgan Mid Cap Value Fund	Mutual Fund	*	*	8,209,836
	Mainstay Large Cap Growth Fund	Mutual Fund	*	*	22,879,130
	MFS Value Fund	Mutual Fund	*	*	9,188,848
	Munder Mid Cap Core Growth Fund	Mutual Fund	*	*	6,229,678
	PIMCO Total Return Fund	Mutual Fund	*	*	15,301,747
	Royce Pennsylvania Mutual Fund	Mutual Fund	*	*	13,396,755
	T. Rowe Price Retirement 2005 Fund	Mutual Fund	*	*	637,101
	T. Rowe Price Retirement 2010 Fund	Mutual Fund	*	*	628,403
	T. Rowe Price Retirement 2015 Fund	Mutual Fund	*	*	3,060,646
	T. Rowe Price Retirement 2020 Fund	Mutual Fund	*	*	5,978,775
	T. Rowe Price Retirement 2025 Fund	Mutual Fund	*	*	4,836,113
	T. Rowe Price Retirement 2030 Fund	Mutual Fund	*	*	5,776,504
	T. Rowe Price Retirement 2035 Fund	Mutual Fund	*	*	6,955,991
	T. Rowe Price Retirement 2040 Fund	Mutual Fund	*	*	8,711,458
	T. Rowe Price Retirement 2045 Fund	Mutual Fund	*	*	5,043,957
	T. Rowe Price Retirement 2050 Fund	Mutual Fund	*	*	3,278,179
	T. Rowe Price Retirement 2055 Fund	Mutual Fund	*	*	954,010
	T. Rowe Price Retirement Income Fund	Mutual Fund	*	*	775,382
	Vanguard Extended Market Index Fund	Mutual Fund	*	*	287,321
	Vanguard Institutional Index Fund	Mutual Fund	*	*	13,194,259
	Vanguard Total Bond Market Index Fund	Mutual Fund	*	*	542,353
	Vanguard Total Intl Stk Index Fund	Mutual Fund	*	*	380,843

	Total mutual funds				161,684,624

	Cash	Cash			9,868

	WPP Stock Fund:
*	WPP plc	American Depositary Shares	*	*	7,689,263

	Total Investments				201,441,554
	Notes receivable from participants	Interest rates from 4.25% - 9.25%			2,848,343

	Total Assets Held for Investment				$204,289,897

*	Permitted party-in-interest
**	Cost information is not required for participant-directed investments and, therefore, is not included above.

See accompanying Report of Independent Registered Public Accounting Firm.

OGILVY & MATHER PROFIT SHARING RETIREMENT AND 401(K) PLAN

Form 5500, Schedule H, line 4a

Schedule of Delinquent Participant Contributions

Year Ended December 31, 2012

13-2555496

PN: 001

Total that Constitutes Nonexempt Prohibited Transactions

Participant Contributions Transferred Late to Plan	Contributions Not Corrected	Contributions Corrected Outside VFCP	Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included	$—	$37,391	$—	$—

The single item listed above refers to certain participant contributions that were deposited to the

Plan in a delayed manner, caused by an inadvertent administrative error. The Employer fully corrected this matter by making all affected participant accounts whole, crediting them with any lost earnings and appreciation for the period of the delayed transfer.

See accompanying Report of Independent Registered Public Accounting Firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

OGILVY & MATHER PROFIT SHARING AND 401(k) PLAN

Date: June 26, 2013	By:	/s/ Gerri Stone
	Name:	Gerri Stone
	Title:	Senior Partner, Director of Benefits NA

INDEX TO EXHIBITS

Exhibit No.	Description
23.1	Consent of Independent Registered Public Accounting Firm